Glenn & Glenn
124 Main Street
Suite 8
New Paltz NY 12561

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC 20549

Re: Live Current Media Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 16, 2010 by David Jeffs, et. al.
File No. 000-29929.

Dear Mr. Orlic:

Set forth below is a detailed explanation of our responses to your comment letter dated September 20, 2010 with respect to the above referenced filing.  We have reproduced your letter and stated our response to each of your comments.

1.
 Please provide us supplementally with support for the assertion that most of the shares issued in the private placements described in the last paragraph of this section were issued to Mr. Hampson, members of his family and other members of the current board of directors.  Please also disclose why you believe that this is significant.

Answer:  The disclosure referred to has been removed.

2.	Please provide us supplementally with support for the disclosure regarding Mr. Hampson’s statements appearing in the second and third paragraphs of this section.

Answer: We are providing supplementally material supporting the disclosure in the second paragraph.  The disclosure in the third paragraph has been removed.

3.	Please provide us supplementally with support for the assertions concerning Mr. Hampson’s purported common law spouse appearing in the second bullet point of this section.

Answer:   We are providing support supplementally.

We are also providing supplementally the written statements from each participant as you requested.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn LLP /s/ D. Roger Glenn